                                                     Pursuant to Rule 424 (B)(1)
                                                       Registration No.333-62264

Prospectus

                                4,500,000 Shares

                              [BANKATLANTIC LOGO]

                              Class A Common Stock

                               ----------------

   We are offering 4,500,000 shares of our Class A Common Stock, par value $0.01 per share, at a price of $8.50 per share. We will receive all of the net proceeds from the sale of these shares. Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "BBX." On June 28, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $8.85 per share.

   Investing in our Class A Common Stock involves risks. See "Risk Factors" beginning on page 7 for a discussion of certain factors you should consider before buying our Class A Common Stock.

                                                           Per Share    Total
                                                           ---------    -----
Public offering price.....................................   $8.50   $38,250,000
Underwriting discounts....................................   $0.47   $ 2,103,750
Proceeds, before expenses, to us..........................   $8.03   $36,146,250

   We have granted the underwriters the right to purchase up to an additional 675,000 shares of Class A Common Stock to cover over-allotments.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The underwriters are delivering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about July 5, 2001.

                               ----------------

Friedman Billings Ramsey                                           Stephens Inc.
                                Ryan, Beck & Co.

                 The date of this prospectus is June 28, 2001.

                          [BANKATLANTIC MAP LOCATIONS]

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that you should consider in making your investment decision. You should read the entire prospectus carefully, including the risk factors and the documents referred to in "Where You Can Find More Information," including our financial statements. Unless we indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of Class A Common Stock. When we refer to "BankAtlantic Bancorp," the "Company," "we," or "our" in this prospectus, we are referring to BankAtlantic Bancorp, Inc., a Florida corporation, and all of its subsidiaries. When we refer to "BankAtlantic," or the "Bank" in this prospectus, we are referring to BankAtlantic, a Federal Savings Bank.

                                  The Company

   We are a Florida-based financial services holding company with $4.8 billion in assets and we own, directly or indirectly, BankAtlantic, Levitt Corporation, and Ryan, Beck & Co., LLC. BankAtlantic, a federal savings bank headquartered in Fort Lauderdale, Florida, provides traditional retail and commercial banking products and services and engages in a wide range of related activities. Through Levitt Corporation, a subsidiary of BankAtlantic, we engage in real estate development and real estate investment activities in Florida. Our wholly-owned subsidiary, Ryan, Beck, is an investment banking firm which provides a wide range of investment banking, brokerage and investment management services.

   Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

Strategy

   We are one of the leading financial services companies based in Florida. We believe that there are significant opportunities for profitable growth in our markets. The rapid pace of consolidation among Florida's depository institutions has created opportunities for locally-owned financial institutions. Florida is the fourth most populous and seventh fastest growing state in the U.S., and our principal markets include the four most populous counties in Florida.

   During 2000, we took steps to reposition the Company for continued growth and improved profitability by focusing on six key areas:

  . Enhancing key management personnel. Since January 2000, we have hired four key executives, each with a proven record at successful financial services companies. These executives are:

    . Lloyd DeVaux, Executive Vice President and Chief Information Officer, former Senior Executive Vice President and Chief Information Officer, Union Planters Corporation, a $35 billion bank holding company.

    . Jay A. Fuchs, Executive Vice President and Chief Community Banking Officer, former President of American Bankers Insurance Company, a financial services marketing company.

    . Jay C. McClung, Executive Vice President and Chief Credit Officer, former Chief Credit Officer of Synovus Financial Corp., a $13 billion bank holding company. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation.

    . James A. White, Executive Vice President and Chief Financial Officer, former Chief Financial Officer of BOK Financial Corporation, an $8 billion bank holding company. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa.

  . Concentrating on our core competencies. We intend to continue to grow our core commercial and retail banking business with an emphasis on commercial real estate and commercial real estate development lending. We attribute our success in the commercial real estate lending business to several key factors including disciplined underwriting and insight and expertise in the commercial real estate market.

  . Benefiting from consolidation in Florida. There has been rapid consolidation among Florida's depository institutions and we believe that we are in a position to take advantage of the opportunities this presents. While larger regional and super-regional competitors continue to focus on larger dollar transactions and less personal forms of customer service, we have committed ourselves to providing personalized banking services and to positioning BankAtlantic as a community-based and community-focused institution. In addition, we have been able to attract talented personnel interested in working for a locally-based institution and as consolidation in our industry continues, we believe that there will be opportunities to acquire valuable assets divested as the result of acquisitions.

  . Improving our credit culture. Our new Chief Credit Officer has taken significant steps to improve our credit culture. We have modified our underwriting standards and have developed and instituted credit training programs for our banking officers which emphasize underwriting and credit analysis. We have also developed systems and programs which we believe will enable us to offer new products and services without exposing the Bank to unnecessary credit risks. While the core operations of the Bank have generally performed well during the past three years, the Bank's attempts to develop new business lines during that period resulted in some unprofitable lines of business and higher than acceptable charge-off levels in these areas. Small business lending, indirect consumer lending and leasing programs resulted in approximately $54 million of net charge-offs during 1998, 1999, and 2000, equaling approximately 85% of total net charge-offs during those periods. We have substantially curtailed or eliminated these activities, adopted new underwriting standards and implemented a portfolio monitoring program leading to a decrease in the ratio of non-performing assets to total loans to 0.89% as of March 31, 2001, down from a peak of 1.40% as of December 31, 1999.

  . Developing a customer and sales oriented culture in the branches. In addition to hiring a new Chief Community Banking Officer, during the past year we have hired two new county presidents to add to our two existing county presidents and have hired 16 new branch marketing managers. We have developed new products which we believe are more attractive for our customers. We have instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and profitability based incentives enabling our community banking personnel to earn additional income for production of profitable business. In addition, we have empowered our branch personnel to adjust the terms of certain of our products based on the profitability of the customer and the branch.

  . Enhancing the capital structure of the Company. During 2000, we completed two tender offers for $50 million of our 5 5/8% Convertible Subordinated Debentures. We also retired the publicly traded shares of our Class B Common Stock creating a single class of publicly traded common stock. We intend to continue our efforts to simplify our holding company capital structure by using the net proceeds of this offering to reduce holding company borrowings, reducing the debt to tangible equity ratio at the holding company from 115% to approximately 85%.

     We are also considering the potential benefits of calling all or a portion of our outstanding 6 3/4% Convertible Subordinated Debentures for redemption in the future at such time as it is likely that the holders will exercise their conversion rights.

   Levitt Corporation enables us to further capitalize on our real estate development expertise. Our six person executive management team has well over 100 years of combined real estate development experience. Levitt's subsidiary, Core Communities, Inc. (formerly known as St. Lucie West Holding Corp.), is the developer of St. Lucie West, a master planned community in the fourth fastest growing region in Florida, located just north of Palm Beach. Levitt's subsidiary, Levitt and Sons, is a developer of planned communities for the growing active adult market. As of March 31, 2001, it had a presold backlog of 905 homes at its existing developments compared to a backlog of 330 homes as of December 31, 1999 and 703 homes as of December 31, 2000. Core Communities' strategy is to acquire additional property that is suitable for commercial or residential development and resale. Levitt and Sons' strategy is to continue to deliver on its presold backlog of 905 homes, to complete its existing developments and to develop adult communities on a selected basis in markets which the management team deems to be attractive and that offer profitable opportunities for Levitt.

   During the past two years, Ryan, Beck's strategy has been to diversify its operations by expanding its investment banking coverage through the addition of research coverage and market making in the technology, consumer products and health care industries. We believe that these and other growth initiatives will result in increased revenues and improved results over the long term.

                       Recent Capital Stock Developments

   On May 24, 2001, we amended our Articles of Incorporation to provide voting rights to the holders of our Class A Common Stock. Prior to this amendment, our Class B Common Stock was our sole voting stock. Our Class A Common Stock and Class B Common Stock now generally vote together as a single class with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all our common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. The amendment also equalized the per share cash dividends payable on our Class A Common Stock and Class B Common Stock.

   BFC Financial Corporation, a publicly-traded company which is controlled by Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, our Vice Chairman of the Board of Directors, currently owns all of the outstanding shares of our Class B Common Stock and approximately 26% of the outstanding shares of our Class A Common Stock. After the completion of this offering, BFC will continue to hold all of the outstanding shares of our Class B Common Stock and will hold approximately 23% of the outstanding shares of our Class A Common Stock. As a result, BFC has and will continue to have the power to control any vote of our shareholders except in those instances where Florida law grants the holders of the outstanding shares of Class A Common Stock the right to vote on a matter as a separate class. See "Risk Factors" on page 7 and "Description of Capital Stock" on page 29 for a description of the risks associated with our common stock and the specific terms of our common stock.

                                  The Offering

 Common stock offered.............  4,500,000 shares of Class A Common Stock

 Common stock to be outstanding
  after the offering..............  36,242,882 shares of Class A Common
                                    Stock(1)
                                    4,876,124 shares of Class B Common Stock

 Over-allotment option............  675,000 shares of Class A Common Stock

 Voting rights....................  Holders of Class A Common Stock are
                                    entitled to one vote per share and the
                                    Class A Common Stock possesses in the
                                    aggregate 53% of the total voting power of
                                    our common stock. The holder of our Class B
                                    Common Stock, BFC Financial Corporation,
                                    which is controlled by Alan B. Levan and
                                    John E. Abdo, is entitled to a number of
                                    votes per share which represents in the
                                    aggregate 47% of the total voting power of
                                    our common stock. The holders of our Class
                                    A Common Stock and Class B Common Stock
                                    vote as a single class, except as may be
                                    required by law or as provided in our
                                    Articles of Incorporation.

 Dividends........................  Holders of Class A Common Stock and Class B
                                    Common Stock participate equally in
                                    dividends on a per share basis. Stock
                                    dividends and other non-cash distributions
                                    on Class A Common Stock are identical to
                                    those issued on Class B Common Stock,
                                    except that a stock dividend or other non-
                                    cash distribution to holders of Class A
                                    Common Stock may be declared and issued in
                                    the form of Class A Common Stock while a
                                    stock dividend or other non-cash
                                    distribution to holders of Class B Common
                                    Stock may be issued in either the form of
                                    Class A Common Stock or Class B Common
                                    Stock at the discretion of our Board of
                                    Directors.

 Convertibility...................  Our Class A Common Stock is not
                                    convertible. Our Class B Common Stock is
                                    convertible into Class A Common Stock on a
                                    share-for-share basis.

 Use of proceeds..................  We intend to use the net proceeds of this offering to redeem approximately $34.8
                                    million of our Subordinated Investment
                                    Notes which have annual interest rates
                                    ranging from 10% to 11.75% and have
                                    maturity dates ranging from February 2002
                                    to September 2002. The remaining net
                                    proceeds will be used for general corporate
                                    purposes.

 Class A Common Stock NYSE
  Symbol..........................  "BBX"

--------
(1) This does not include 5,917,159 shares of Class A Common Stock issuable upon exercise of options and 4,098,044 shares of Class A Common Stock issuable upon conversion of our outstanding 5 5/8% Convertible Subordinated Debentures due 2007, which are convertible at $11.25 per share, and 8,968,070 shares of Class A Common Stock issuable upon conversion of our 6 3/4% Convertible Subordinated Debentures due 2006, which are convertible at $5.70 per share.

                        SUMMARY SELECTED FINANCIAL DATA

   The following table sets forth selected consolidated financial data as of and for the years ended December 31, 1996 through 2000 and as of and for the three-months ended March 31, 2000 and 2001. Certain selected financial data presented below under the captions "Income Statement," "Per Class A common share data" and "Balance Sheet (at year end)" as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the years in the five-year period ended December 31, 2000, are derived from the consolidated financial statements of the Company, which have been audited by KPMG LLP, independent certified public accountants. The selected financial data presented below as of and for the three-month periods ended March 31, 2000 and 2001, are derived from the unaudited consolidated financial statements of the Company and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. Results for the three month period ended March 31, 2001 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which are incorporated in this prospectus by reference.

                                                                                              For the Quarter Ended
                                             For the Year Ended December 31,                        March 31,
                                  ----------------------------------------------------------  ----------------------
                                     1996        1997        1998        1999        2000        2000        2001
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                   (unaudited)
(In thousands except share, per
 share data and ratios)
Income Statement
Total interest income...........  $  152,631  $  210,554  $  254,138  $  285,937  $  327,891  $   77,224  $   86,252
Total interest expense..........      76,365     116,024     151,853     168,671     210,012      47,172      54,581
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net interest income.............      76,266      94,530     102,285     117,266     117,879      30,052      31,671
Provision for loan losses.......       5,844      11,268      21,788      30,658      29,132      10,787       2,761
Gains on sales of securities,
 net............................       5,959       4,830       1,207       1,928       2,226          50         135
Other non-interest income.......      20,859      28,536      55,673      98,141     113,938      28,699      25,179
Non-interest expense............      68,221      77,722     120,665     139,779     177,207      41,901      43,193
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income taxes,
 discontinued operations,
 extraordinary items and
 cumulative effect of a change
 in accounting principle........      29,019      38,906      16,712      46,898      27,704       6,113      11,031
Provision for income taxes......      11,380      15,248       6,526      18,106      11,607       2,432       4,206
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from continuing
 operations.....................      17,639      23,658      10,186      28,792      16,097       3,681       6,825
Income (loss) from discontinued
 operations, net of tax.........       1,372       4,111     (18,220)      2,077         669         --          --
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary items and
 cumulative effect of a change
 in accounting principle........      19,011      27,769      (8,034)     30,869      16,766       3,681       6,825
Extraordinary items, net of
 tax............................         --          --          --          --        7,948       3,466         --
Cumulative effect of a change in
 accounting principle...........         --          --          --          --          --          --        1,138
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)...............  $   19,011  $   27,769  $   (8,034) $   30,869  $   24,714  $    7,147  $    7,963
                                  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Performance ratios
Return on average assets(1)(2)..        0.88%       0.86%       0.28%       0.72%       0.37%       0.35%       0.58%
Return on average equity(1)(2)..       13.07       14.85        4.39       11.68        6.31        5.53       10.63
Efficiency ratio(2)(3)..........       66.12       60.77       75.81       64.30       75.72       71.26       75.80
Efficiency ratio--banking
 operations(2)(4)...............       64.14       57.56       61.20       49.80       59.73       56.12       56.49
Per Class A common share data
Diluted earnings from continuing
 operations.....................  $     0.47  $     0.58  $     0.25  $     0.59  $     0.38  $     0.09  $     0.16
Earnings (loss) from
 discontinued operations........        0.03        0.09       (0.45)       0.03        0.01        0.00        0.00

                                                                                        For the Quarter Ended
                                       For the Year Ended December 31,                        March 31,
                            ----------------------------------------------------------  ----------------------
                               1996        1997        1998        1999        2000        2000        2001
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                             (unaudited)
(In thousands except
 share, per share data and
 ratios)
Earnings from
 extraordinary items......        0.00        0.00        0.00        0.00        0.15        0.06        0.00
Earnings from cumulative
 effect of a change in
 accounting principle.....        0.00        0.00        0.00        0.00        0.00        0.00        0.02
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
Diluted earnings (loss)
 per share................  $     0.50  $     0.67  $    (0.20) $     0.62  $     0.54  $     0.15  $     0.18
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
Diluted cash flow earnings
 (loss) per share(5)......  $     0.54  $     0.72  $    (0.12) $     0.69  $     0.61  $     0.16  $     0.20
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
Cash dividends declared
 per Class A common
 share....................  $    0.071  $    0.082  $    0.094  $    0.097  $    0.101  $    0.025  $    0.025
Cash dividends declared
 per Class B common
 share....................       0.063       0.074       0.085       0.088       0.092       0.023       0.023
Book value per share......        4.48        5.59        5.63        5.53        6.80        5.80        7.22
Tangible book value per
 share....................        3.60        4.89        4.33        4.27        5.44        4.54        5.88

Balance Sheet (at year
 end)
Loans and leases, net(6)..  $1,824,856  $2,072,825  $2,635,369  $2,689,708  $2,853,804  $2,745,911  $2,915,119
Securities................     493,856     667,770     679,336     954,932   1,266,186     984,807   1,385,963
Total assets..............   2,605,527   3,064,480   3,788,975   4,159,901   4,617,300   4,259,650   4,811,813
Deposits..................   1,832,780   1,763,733   1,925,772   2,027,892   2,234,485   2,179,709   2,380,721
Securities sold under
 agreements to repurchase
 and other short term
 borrowings...............     190,588      61,216     180,593     429,123     669,202     332,588     722,621
Other borrowings(7).......     374,200     952,057   1,296,436   1,401,709   1,337,909   1,435,332   1,324,559
Stockholders' equity......     147,704     207,171     240,440     235,886     248,821     240,631     264,239

Asset quality ratios
Non-performing assets as a
 percent of total loans,
 tax certificates and real
 estate owned.............        1.11%       1.33%       1.15%       1.40%       0.89%       1.05%       0.86%
Loan loss allowance as a
 percent of non-performing
 loans....................      207.26      161.93      162.43      137.64      259.58      200.21      257.71
Loan loss allowance as a
 percent of total loans...        1.39        1.35        1.42        1.63        1.62        1.71        1.59

Consolidated Capital
 Ratios
Equity as a percent of
 total assets.............        5.67        6.76        6.35        5.67        5.39        5.65        5.49
Tangible equity as a
 percent of total assets..        4.56        5.90        4.88        4.38        4.31        4.42        4.48

Capital ratios for
 BankAtlantic
Total risk based capital..       10.83       18.64       13.92       13.30       11.00       12.99       11.03
Tier I risk based
 capital..................        9.58       17.38       12.67       12.04        9.74       11.74        9.78
Core capital..............        6.65       11.12        8.48        7.71        6.66        7.71        6.54

--------
(1) ROA and ROE excluding the $7.2 million Savings Association Insurance Fund one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.
(2) Restated for continuing operations relating to the decision by the Company to exit its mortgage servicing operations.
(3) The efficiency ratio is non-interest expense as a percent of net interest income plus non-interest income. Excluding the $7.2 million SAIF one-time special assessment, this ratio for the year ended December 31, 1996 would have been 62.79%.
(4) Efficiency ratio banking operations is non-interest expense as a percent of net interest income plus non-interest income excluding a $2.6 million restructuring charge in 2000 relating to the termination of certain ATM activities and excluding the operations of Ryan, Beck, Levitt and the holding company.
(5) Class A cash flow earnings (loss) per share excludes the amortization expense of goodwill and other intangible assets.
(6) Includes $207,000, $160.1 million, $9.7 million, $13.6 million and $1.3 million, of banker's acceptances at December 31, 1996, 1997, 1998, 1999 and 2000, respectively and $12.8 million and $1.6 million of banker's acceptances at March 31, 2000 and 2001, respectively.
(7) Other borrowings consist of FHLB advances, subordinated debentures, notes and bonds payable and guaranteed preferred beneficial interests in the Company's junior subordinated debentures.

                                  RISK FACTORS

   You should carefully consider the following risks before purchasing our stock. Our most significant risks and uncertainties are described below; however, they are not the only ones we may face. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. In such case, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus.

Risks Associated With Us

We Have Significant Indebtedness that Could Adversely Affect our Financial Condition

   As of March 31, 2001, we had approximately $247 million of indebtedness outstanding at the holding company level. The degree to which we are leveraged poses risks to our operations, including the risk that our cash flow will not be sufficient to service our outstanding debt and that we may not be able to obtain additional financing or refinancing. If we are forced to utilize all or most of our cash flow for the purpose of servicing debt we will not be able to use those funds for other purposes.

   Our obligations as of March 31, 2001 included:

  . Subordinated Investment Notes with various maturities in 2002--$34.8 million outstanding principal amount;

  .  Bank Line of Credit maturing in 2003--$18.5 million outstanding;

  . 9% Subordinated Debentures due 2005--$21.0 million outstanding principal amount;

  . 6 3/4% Convertible Subordinated Debentures due 2006--$51.1 million outstanding principal amount;

  . 5 5/8% Convertible Subordinated Debentures due 2007--$46.1 million outstanding principal amount; and

  . 9.5% Junior Subordinated Debentures due 2027--$74.8 million outstanding principal amount (issued to our subsidiary BBC Capital Trust I in connection with the issuance of trust preferred securities).

Our ability to meet these obligations is largely dependent on BankAtlantic's ability to pay dividends to us. As described below, BankAtlantic's ability to pay dividends is limited and is primarily determined based on BankAtlantic's net income.

   As of March 31, 2001, the aggregate annual interest expense on these obligations was approximately $20.3 million. During 2000, we received $23.2 million of dividends from BankAtlantic.

Our Ability to Service our Debt and Pay Dividends Depends on Capital Distributions from BankAtlantic, which are Subject to Regulatory Limits

   The declaration and payment of dividends on our Class A Common Stock will depend on our results of operations, financial condition and cash requirements and will be subject to restrictions under our indentures and loan covenants. We depend upon dividends from BankAtlantic for a significant portion of our revenues. We use dividends from BankAtlantic to service our debt obligations and to pay dividends on our capital stock. BankAtlantic's ability to pay dividends or make other capital distributions to us is subject to the regulatory authority of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). "Capital distributions" regulated by the OTS include:

  . distributions of cash or other property to owners made because of the ownership (but not including stock dividends);

  . payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

  . direct or indirect payments of cash or property made in connection with a restructuring, including payments to shareholders of another entity in a cash-out merger; and

  . other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.

   BankAtlantic's ability to make capital distributions is subject to four sets of regulatory constraints. First, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic's net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic's ability to make such distributions depends on maintaining eligibility for "expedited status." BankAtlantic currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.

   Second, although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty (30) days notice before making any capital distribution to us. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound.

   Third, additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail to meet its capital requirements on a pro forma basis after giving effect to the proposed distribution.

   Fourth, the FDIC has back-up authority to take enforcement action if it believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution.

Changes in Interest Rates Could Adversely Affect Our Net Interest Income and Profitability

   The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

 Changes in Interest Rates Will Impact the Difference Between our Interest Income and Interest Expense

   Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

  . interest income on interest-earning assets, such as loans and investment securities; and

  .  interest expense on interest-bearing liabilities, such as deposits.

   Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.

   We use a computer model to quantify our interest rate risk. This model measures the effect that overall increases or decreases in interest rates of 100 and 200 basis points would have on our net portfolio value--the fair value of all assets and liabilities that would be affected by interest rate changes. As of March 31, 2001, the model showed that changes of 100 basis points in either direction would have a modest adverse impact on our net portfolio value, but changes of 200 basis points would have a more significant negative effect.

 Declining Interest Rates Result in Accelerated Loan Prepayments Which Impact Our Net Interest Income and Profitability

   Loan prepayments accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce our net interest income and adversely affect our earnings because:

  . we amortize premiums on acquired loans and if loans are prepaid the unamortized premium will be charged off; and

  . the yields we earn on the investment of funds that we receive from prepaid loans are generally less than the yields we earned on the prepaid loans.

   As of March 31, 2001, we held $1.3 billion of purchased residential loans. There are premiums of $10.7 million and discounts of $3.0 million on these loans. If significant prepayments on loans with premiums exceed prepayments on loans with discounts, our earnings would be adversely affected.

A Decline in the Real Estate Market May Result in Losses or Decreased Profitability

   Declines in real estate values could have a material adverse impact on our results of operations based not only on the nature of our assets and the composition of our loan portfolio but also on our real estate development activities.

   Our loan portfolio includes $1.4 billion of loans secured by residential real estate and $1.0 billion of commercial real estate, construction and development loans. From 1998 through March 31, 2001, our construction and development loans increased from approximately $439 million to approximately $922 million, increasing as a percentage of our loan and lease portfolio from approximately 17% to 32%.

   BankAtlantic's commercial real estate loan portfolio includes large lending relationships, including eight relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $220 million as of March 31, 2001.

   The real estate underlying many of our commercial real estate and construction and development loans is concentrated in Broward, Miami-Dade and Palm Beach Counties, Florida and the Tampa Bay area and may be in the early stages of development. Our competitors over the last several years have also increased their funding availability for commercial real estate projects. These increases could result in over-building and a decline in real estate values. In addition, the concentration of our business and the locations of our offices in South Florida, expose us to geographic risks. Our business and results of operations would be materially adversely affected if adverse economic, political or business developments or natural disasters affect South Florida.

   The real estate securing the wholesale residential loans that we purchased is generally located outside South Florida. These loans are subject to additional risks associated with the economy where the collateral is located as well as collection risks.

Our Real Estate Development and Investment Activities are Speculative and Involve a High Degree of Risk

   We engage in real estate development and investment activities through Levitt Corporation. The real estate industry is highly cyclical by nature and future market conditions are uncertain. Factors which adversely affect the real estate and home building industries include:

  .  the availability and cost of financing;

  . a surplus of available real estate offerings in the market or decreases in demand;

  .  over-building;

  .  an unfavorable interest rate environment;

  .  changes in general economic conditions;

  . a scarcity of land available for development which can be obtained at prices that are viable from a business perspective; and

  . significant volatility and fluctuations in underlying real estate values.

   Levitt Corporation's periodic sales of properties may be insufficient to ensure that revenues are generated as expenses are incurred. Further, if sales are not adequate to cover operating expenses as incurred, it may be necessary for Levitt Corporation to seek a source of additional operating funds and this may have a negative impact on our earnings.

   We acquired Core Communities and Levitt and Sons, and indirectly the real estate owned by these companies, at what we believe were attractive prices. The profitability of our real estate development activities will depend, among other things, on our ability to acquire land, either directly or through acquisitions of existing entities, at attractive prices.

Our Real Estate Development Investments are Subject to Regulatory Limits

   BankAtlantic currently has an informal agreement with the OTS regarding its real estate investment activities. BankAtlantic has agreed that it will not contribute more than $50 million of equity to Levitt Corporation and that it will not lend in the aggregate more than $125 million to Levitt Corporation real estate developments and joint ventures. As of March 31, 2001, BankAtlantic was in compliance with this agreement.

   BankAtlantic is considering transferring direct ownership of Levitt Corporation to BankAtlantic Bancorp. If BankAtlantic were to do so, loans from BankAtlantic to Levitt-related entities, aggregating approximately $65 million, would become subject to regulatory restrictions on loans to affiliates which, based on our current size, would limit these loans to approximately $43 million. However, BankAtlantic has been advised by the OTS that all currently outstanding loans would be grandfathered upon such a transfer.

We and BankAtlantic are Subject to a Wide Range of Regulatory Requirements that Could Have a Material Adverse Effect on our Business or the Price of the Class A Common Stock

   We are a grandfathered unitary savings and loan holding company and have broad authority to engage in various types of business activities. The OTS can stop us from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation by us of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS may also:

  .  limit the payment of dividends by BankAtlantic to us;

  . limit transactions between BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;

  .  limit the activities of BankAtlantic; or

  .  impose capital requirements on us.

Unlike bank holding companies, as a savings and loan holding company, we are not subject to capital requirements. However, the OTS has indicated over the past several months that it may impose capital requirements on holding companies. The OTS may in the future adopt regulations that would affect our operations, our ability to pay dividends or to engage in certain transactions or activities.

We Engage in the Securities Business Through our Investment Banking Subsidiary, Ryan, Beck, which Subjects Us to the Specific Risks of that Business

   The securities business is by its nature subject to risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting and ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Ryan, Beck's business and its profitability are affected by many factors including:

  .  the volatility and price levels of the securities markets;

  . the volume, size and timing of securities transactions generally and of equity and debt securities in inventory;

  .  the demand for investment banking services;

  .  the level and volatility of interest rates;

  .  the availability of credit;

  .  legislation affecting the business and financial communities;

  .  the economy in general; and

  .  potential liability to customers.

   Markets characterized by low trading volumes and depressed prices generally result in reduced commissions and investment banking revenues as well as losses from declines in the market value of securities positions. Moreover, as a regional investment banking firm, Ryan, Beck is likely to be adversely affected by negative developments in New Jersey, the mid-Atlantic regions and the financial services industry in general.

   Further, Ryan, Beck's performance is largely dependent on the talents and efforts of its key employees. Competition in the securities industry for qualified employees is intense. As part of our acquisition of Ryan, Beck, we established a retention pool of approximately $8 million for the purpose of retaining key employees. The amounts in this retention pool will be payable during 2002. If we are unable to encourage the continued service of Ryan, Beck's key employees or to hire additional personnel, its results would be adversely affected.

We Have a Large Portfolio of Equity Securities which is Susceptible to Market Downturns

   In addition to securities held by Ryan, Beck, we periodically invest in equity securities for our own account. As of March 31, 2001, our portfolio, without regard to securities held by Ryan, Beck, included publicly traded equity securities with a fair value of $24 million and privately held equity securities with a cost basis of $20 million. Our portfolio is susceptible to volatility in the securities markets and other risks associated with equity securities. We may experience losses in our securities portfolio due to a decline in value of the underlying securities.

 Risks Associated with Our Class A Common Stock

BFC Financial Corporation Holds Shares Representing a Majority of our Voting
Power

   As of March 31, 2001, BFC Financial Corporation ("BFC") owned all of our issued and outstanding Class B Common Stock and 8,296,891 shares, or approximately 26%, of our issued and outstanding Class A Common Stock. These shares represent approximately 61% of our total voting power and will represent approximately 59% of our total voting power after the completion of the offering. Since the Class A Common Stock and Class B Common Stock vote as a single group on most matters, BFC is in a position to control our company and elect a majority of our Board of Directors. Additionally, Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer and Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic, and John E. Abdo, Vice Chairman of our Board of Directors and the Vice Chairman of the Board of Directors and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 45% and 23% of the shares of BFC, respectively. As a consequence, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote of BankAtlantic Bancorp, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. BFC's control position may have an adverse effect on the market price of our Class A Common Stock.

The Terms of Our Articles of Incorporation which Establish Fixed Relative Voting Percentages Between Our Class A Common Stock and Class B Common Stock are New and May Not be Well Accepted by the Market

   Our Class A Common Stock and Class B Common Stock generally vote together as a single class with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all our common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. These relative voting percentages will remain fixed until such time as BFC or its affiliates own less than 2,438,062 shares of Class B Common Stock, which is 50% of the number of shares that it now owns, even if additional shares of Class A Common Stock are issued. While the amendment creating this capital structure was approved by our shareholders, the amendment was only recently adopted and the fixed voting percentage provisions are somewhat unique. If the market does not react favorably to this structure, the trading price and market for our Class A Common Stock would be adversely affected.

BFC Financial Corporation Can Reduce its Economic Interest in Us and Still Maintain Voting Control

   Our Class B Common Stock currently represents approximately 13% of our common equity and 47% of the voting power. As a result, the voting power of the Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. As discussed above, as long as BFC Financial Corporation and its affiliates do not reduce their interest in our Class B Common Stock by more than 50%, the voting power of Class B Common Stock will remain fixed. Therefore, BFC may sell up to 50% of its shares of Class B Common Stock, and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. Any conversion of shares of Class B Common Stock to shares of Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of the Class A Common Stock.

                           FORWARD LOOKING STATEMENTS

   Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

  .  the impact and effects of leverage;

  .  regulatory limitations on BankAtlantic's ability to pay dividends;

  . the potential adverse impact on BankAtlantic's operations and profitability of changes in interest rates and future legislation or regulations;

  . economic conditions, both generally and particularly in areas where we or our subsidiaries, including BankAtlantic, operate or hold assets;

  . interest rate and credit risk associated with BankAtlantic's loan portfolio and the related sufficiency of its allowance for loan losses;

  .  the success of technological, strategic and business initiatives;

  .  the risks associated with commercial real estate and development;

  .  the risks associated with the value of our equity securities;

  . the profitability of our banking and non-banking initiatives and investments;

  . the ability to successfully integrate any business or assets that we may acquire;

  .  the highly regulated nature of our banking business; and

  .  the highly competitive nature of our businesses.

Many of these factors are beyond our control and beyond the control of BankAtlantic. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled "Risk Factors" and the risk factors and other information contained in our publicly available SEC filings.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 4,500,000 shares of Class A Common Stock we are offering will be approximately $35.6 million after deducting estimated offering expenses and underwriting discounts. We intend to use the net proceeds to redeem approximately $34.8 million of our Subordinated Investment Notes. We will use the remaining net proceeds for general corporate purposes. The Subordinated Investment Notes bear interest at rates ranging from 10% to 11.75% per annum and have maturity dates ranging from February 2002 through September 2002. The proceeds from the issuance of the subordinated investment notes were used during 2000 to repurchase a portion of our outstanding 5 5/8% Convertible Subordinated Debentures due 2007 and, in part, to retire shares of our Class B Common Stock held by the public.

   The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

  .  treasury bills;

  .  commercial paper;

  .  certificates of deposit;

  .  securities issued by U.S. government agencies;

  .  money market funds;

  .  repurchase agreements; and

  .  other similar investments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BBX." Our Class B Common Stock is not traded on any exchange or quoted through any automated quotation system. The following tables set forth, for the indicated periods, the high and low closing sale prices for our Class A Common Stock as reported by the New York Stock Exchange and the cash dividends declared per share of our Class A Common Stock and Class B Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions. The stock prices have been adjusted to reflect a 15% Class A Common Stock dividend issued to the holders of our Class A Common Stock and Class B Common Stock in August 1999.

                                                                        Class B
                                                                        Common
                                                 Class A Common Stock    Stock
                                                 --------------------- ---------
                                                 Price Range   Cash      Cash
                                                 ----------- Dividends Dividends
                                                 High   Low  Per Share Per Share
                                                 ----- ----- --------- ---------
1999
 First Quarter.................................. $7.77 $5.70  $.0253    $.0230
 Second Quarter.................................  7.39  6.14   .0239     .0217
 Third Quarter..................................  6.95  5.56   .0239     .0217
 Fourth Quarter.................................  5.93  3.81   .0239     .0217

2000
 First Quarter.................................. $5.31 $3.93  $.0253    $.0230
 Second Quarter.................................  4.62  3.50   .0253     .0230
 Third Quarter..................................  4.50  3.06   .0253     .0230
 Fourth Quarter.................................  4.50  3.62   .0253     .0230

2001
 First Quarter.................................. $6.41 $3.87  $.0253    $.0230
 Second Quarter (through June 28, 2001).........  8.85  5.97   .0290     .0290

   On June 28, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $8.85 per share.

   We have paid cash dividends on our Class B Common Stock since our formation in 1994 and we have paid regular quarterly cash dividends on our Class A Common Stock since its initial issuance in March 1996. We currently intend to declare and pay regular quarterly cash dividends on both classes of our common stock. Until the recent amendments to our Articles of Incorporation on May 24, 2001, our Class A Common Stock was entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. Cash dividends paid on the Class A Common Stock and Class B Common Stock are now equal on a per share basis.

   Our ability to pay dividends is restricted by certain regulations of the OTS as well as certain covenant restrictions contained in the indentures and loan agreements that govern the terms of our debt. For more information on these restrictions, see the section of the prospectus entitled "Risk Factors" on page 7.

                                 CAPITALIZATION

   The following table sets forth our capitalization on an actual basis as of March 31, 2001 and on an as adjusted basis to reflect the sale of the 4,500,000 shares of Class A Common Stock in this offering (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds from the offering as described in the section of this prospectus entitled "Use of Proceeds," on page 13. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 which are incorporated in this prospectus by reference.

                                                       As of March 31, 2001
                                                      -----------------------
                                                        Actual    As Adjusted
                                                      ----------  -----------
                                                          (In thousands,
                                                       except percent data)
                                                           (unaudited)
Deposits and borrowings:
  Deposits........................................... $2,380,721  $2,380,721
  Advances from FHLB.................................  1,028,803   1,028,803
  Securities sold under agreements to repurchase and
   other short term borrowings.......................    722,621     722,621
  Real estate debt (including current portion).......     48,811      48,811
  Holding company debt (including current
   portion)(1).......................................    172,195     137,435
Guaranteed preferred beneficial interests in
 Company's junior subordinated debentures............     74,750      74,750

Stockholders' equity:
  Preferred Stock, 10,000,000 shares authorized, none
   issued and outstanding............................        --          --
  Class A Common Stock, 80,000,000 shares authorized;
   31,742,882 shares issued and outstanding;
   36,242,882 shares issued and outstanding, as
   adjusted..........................................        317         362
  Class B Common Stock, 45,000,000 shares authorized;
   4,876,124 shares issued and outstanding; 4,876,124
   shares issued and outstanding, as adjusted........         49          49
  Additional paid-in capital.........................    103,910     139,511
  Retained earnings..................................    150,180     149,830(2)
  Accumulated other comprehensive income.............      9,783       9,783
                                                      ----------  ----------
Total stockholders' equity........................... $  264,239  $  299,535
                                                      ==========  ==========
Holding company debt plus guaranteed preferred
 beneficial interests in the Company's junior
 subordinated debentures as a percentage of total
 stockholders' equity(3).............................         93%         71%
Equity as a percent of total assets..................        5.5%        6.2%
Tangible equity as a percent of total assets.........        4.5%        5.2%

--------
(1) This includes approximately $46.1 million of 5 5/8% Convertible Subordinated Debentures due 2007 and approximately $51.1 million of 6 3/4% Convertible Subordinated Debentures due 2006.

(2) Retained earnings, as adjusted, includes the write-off of deferred offering costs associated with the original issuance of the Company's Subordinated Investment Notes as a consequence of the early extinguishment of these obligations with the proceeds from the offering.

(3) Holding company debt plus guaranteed preferred beneficial interests in the Company's Junior Subordinated Debentures as a percentage of total tangible stockholders' equity equaled 115%, actual as of March 31, 2001, and 85%, as adjusted.

This table is based on shares outstanding as of March 31, 2001 and does not include 5,917,159 shares of Class A Common Stock issuable upon exercise of outstanding options, 4,098,044 shares of Class A Common Stock issuable upon conversion of our outstanding 5 5/8% Convertible Subordinated Debentures due 2007 which are convertible at $11.25 per share, and 8,968,070 shares of Class A Common Stock issuable upon conversion of our 6 3/4% Convertible Subordinated Debentures due 2006 which are convertible at $5.70 per share.

                                    BUSINESS

The Company

   We are a Florida-based financial services holding company and we own BankAtlantic, Levitt Corporation, which is a subsidiary of BankAtlantic, and Ryan, Beck. As of March 31, 2001, we had total consolidated assets of approximately $4.8 billion, total consolidated deposits of approximately $2.4 billion and total consolidated shareholders' equity of approximately $264 million.

   BankAtlantic, a federally-chartered, federally-insured savings bank organized in 1952, provides traditional retail banking services and a wide range of commercial banking products and related financial services through more than 60 branch offices located primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area in the State of Florida. BankAtlantic's activities include:

  . attracting checking and savings deposits from the public and general business customers,

  . originating commercial real estate and business loans, and consumer and small business loans,

  .  purchasing wholesale residential loans from third parties, and

  . making other investments in mortgage-backed securities, tax certificates and other securities.

BankAtlantic is regulated and examined by the OTS and the FDIC.

   Levitt Corporation is a Florida corporation headquartered in Fort Lauderdale, Florida. It owns Core Communities, Inc. (formerly known as St. Lucie West Holding Corp.), a Delaware corporation headquartered in Port St. Lucie, Florida, which is the developer of a master planned residential, commercial and industrial community in St. Lucie County, Florida. Levitt Corporation also owns Levitt and Sons, a Maryland corporation headquartered in Boca Raton, Florida, which is a developer of single-family home communities and, to a lesser extent, condominiums and rental apartment complexes. Levitt Corporation also has several other real estate joint venture investments in South Florida.

   Ryan, Beck & Co., LLC, a New Jersey limited liability company headquartered in Livingston, New Jersey, provides a wide range of investment banking, brokerage and investment management services through offices in New Jersey, New York, Pennsylvania, Massachusetts and Florida.

Description of Business

   Through our direct and indirect subsidiaries, we provide a full line of products and services encompassing consumer and commercial banking, real estate construction and development and brokerage and investment banking. We report our results of operations through six business segments. Our Commercial Banking, Community Banking and Capital Markets are conducted by BankAtlantic. Our real estate construction and development segment is conducted through Levitt Corporation. Our brokerage and investment banking segment is conducted through Ryan, Beck and our acquisition finance and equity investments activities are conducted directly by us and reported as the Parent Company segment.

 BankAtlantic

   BankAtlantic is a community-oriented bank which is engaged in commercial and consumer banking as well as commercial real estate lending. Its operations are focused primarily on retail deposit-taking, commercial lending and commercial real estate lending. BankAtlantic's primary source of revenue is interest income from its lending activities. It also receives revenue from interest and dividends on its investment securities. BankAtlantic's primary sources of funds are deposits, principal and interest payments and principal prepayments on loans and investment securities and interest and dividends from its investment securities.

   BankAtlantic's primary deposit-taking activities are concentrated in South Florida and primarily in Miami-Dade, Broward, and Palm Beach Counties and the Tampa Bay area. While the commercial loans and commercial real estate loans that BankAtlantic originates are also primarily originated in South Florida, the wholesale residential loans that BankAtlantic purchases are originated throughout the United States.

 Florida

   In 2000, Florida was the fourth largest state in the U.S., with a population of approximately 16 million. Florida has experienced strong population growth in recent years, with a growth rate of 23.5% from 1990 to 2000, compared to aggregate population growth of 13.2% for the United States.

   Our banking operations are concentrated in Miami-Dade, Broward, Palm Beach, and Hillsborough Counties, which include the cities of Miami, Ft. Lauderdale, West Palm Beach and Tampa, respectively. These counties are the four most populous counties in Florida, with a combined population of more than 6 million in 2000.

   The following table illustrates population growth in these markets:

                                                          1990-
                                                           2000   2005 Estimated
Area(1)                             1990        2000     % Change    % Change
-------                          ----------- ----------- -------- --------------
Miami-Dade County...............   1,937,094   2,253,362   16.3%        4.8%
Broward County..................   1,255,488   1,623,018   29.3%        8.0%
Palm Beach County...............     863,518   1,131,184   31.0%       10.9%
Hillsborough County.............     834,054     998,948   19.8%        6.8%
Florida.........................  12,937,926  15,982,378   23.5%        8.1%
U.S. ........................... 248,709,873 281,421,906   13.2%        4.5%

--------
(1) Based on U.S. Census Bureau information and information provided by SNL Securities LC.

 Commercial Banking

   Our Commercial Banking segment offers a wide range of commercial lending products. These products include commercial real estate construction, residential development and land acquisition loans, commercial business loans and international term financing, trade finance and banker's acceptances. This segment also provides letters of credit and standby letters of credit to corporate customers and includes our lease financing operations.

   Commercial Real Estate Lending. Commercial real estate loans normally are secured by property located in Florida, primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. We make commercial real estate loans primarily to developers who have strong local reputations and who have acquired the real estate with a view toward development. We believe that we have built strong relationships with our borrowers. These relationships often have led to recurring business from our borrowers, as well as new business based on our reputation with our existing borrowers.

   Our commercial real estate loan portfolio is highly concentrated with construction loans for single family dwelling development; however, we also provide apartment building refinancing, loans for retail properties such as shopping centers and loans for condominium developments. Commercial real estate loans are made based on real estate collateral secured by mortgages held by us and generally are based on a maximum of 75% of the lower of the cost or appraised value of the collateral. We also typically require the borrower to maintain escrow accounts for real estate taxes and insurance and where possible, to personally guarantee the loans. The value of the collateral, the quality of the loan, the credit worthiness of the borrowers and guarantors, the location of the real estate, the projected income stream of the property, the reputation and quality of management constructing or administering the property, and the interest rate and fees are all factors that we consider, when evaluating whether to provide a loan to a borrower and the terms of the loan. The loans and our investments in affiliated joint ventures, primarily through Levitt Corporation, may result in consolidated exposure in excess of the typical loan to value ratio and personal guarantees of the principals are not required.

Our commercial real estate loans totaled approximately $985 million as of March 31, 2001 and represent approximately 34% of our total loan portfolio. They typically have maturities of no more than three years.

   Commercial Business Lending. Commercial business loans, which generally are in excess of $1.0 million, are made to medium size companies located throughout Florida, but primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. We make both secured and unsecured loans, although the majority of these loans are secured. New commercial business loans are typically secured by the accounts receivable, inventory, equipment, and/or general corporate assets of the borrowers. We also generally require personal guarantees from the principals of our borrowers who are closely held companies. Commercial business loans generally have variable interest rates that are prime-based. These loans typically are originated for terms ranging from one to five years.

   International Finance. International lending operations provides trade finance advances for correspondent financial institutions in Latin America, trade financing for local commercial customers who import from or export to Latin America, EximBank financing and other correspondent banking services. Approximately $56 million in international interbank advances or loans were outstanding as of March 31, 2001. In May 2001, the Bank made a strategic determination, based on available margins, to phase out lending to correspondent financial institutions in Latin America.

   Banker's Acceptances. Banker's acceptances are collateralized by inventory and accounts receivable of borrowers of the issuing bank and are unconditional obligations of the issuing bank. We primarily issue banker's acceptances to corporate customers that do business in foreign countries.

   Standby Letters of Credit and Commitments. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. We may hold certificates of deposit and residential and commercial liens as collateral for letters of credit. We issue commitments for commercial real estate and commercial business loans. In most cases these commitments are for three months. We extend commitments to financial institutions in Latin America which can be terminated at any time by us. These financial institutions are evaluated on a case by case basis.

   Lease Financing. We have leased or financed trucks, airplanes and manufacturing and construction equipment. The leases are secured by the acquired equipment and are originated with terms ranging from two to five years. The lease interest component is at a fixed rate. Lease financing generally has a higher degree of risk than our loan portfolio. These leases are more likely to be adversely impacted by unfavorable economic conditions and are highly dependent on the success of the business and the credit worthiness of the principals as well as the market value of the equipment at the termination of the lease.

 Community Banking

   Our Community Banking segment offers a wide range of loan products for individuals and small businesses. These products include home equity loans, automobile loans, overdraft protection on deposit accounts and small business loans. The loan products are originated by business bankers through our branch network. Our community banking business provides us with a significant portion of the funds we use to finance our various loan products across our banking segments. The community banking business attracts these funds primarily through its deposit-taking activities involving retail and commercial customers. This segment also administers our ATM network operations located in retail outlets, cruise ships, Native American reservation gaming facilities and BankAtlantic branch locations.

   Consumer Lending. Consumer loans are primarily loans to individuals originated through our branch network and sales force of business bankers. The majority of our originations are home equity lines of credit secured by a second mortgage on the primary residence of the borrower. We do not currently use brokers to originate loans. In the past, we originated automobile loans through automobile dealers but this activity was discontinued during the fourth quarter of 1998. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. All other consumer loans generally have fixed interest rates with terms ranging from one to five years.

   Small Business Lending. Small business loans are generally made to companies located throughout Florida, primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. Small business loans are originated on a secured or unsecured basis and are not in excess of $1.0 million. These loans are originated with maturities primarily ranging from one to three years or upon demand by us. Lines of credit extended to small businesses are due upon demand by us. Small business loans typically have either fixed or variable prime-based interest rates. Small business loans generally have a higher degree of risk than other loans in our portfolio because they are more likely to be adversely impacted by unfavorable economic conditions. In addition, these loans typically are highly dependent on the success of the business and the credit worthiness of the principals.

   Internet Banking Division. Our internet banking division, BankAtlantic.com, provides us with another delivery channel for our products to our customers and assists us in the retention of our current customer base. During the last twelve months, approximately 1,000 customers per month from our current customer base have started using BankAtlantic.com. We also expect that BankAtlantic.com will attract new customers.

 Capital Markets

   Our Capital Markets segment manages our investments in our securities portfolios as well as our wholesale and retail residential lending activities. The Capital Markets segment administers our fixed income securities portfolios which includes securities available for sale, investment securities and tax certificates. Additionally, this segment also handles our residential loan portfolio.

   Residential Lending. We make residential real estate loans secured by property located throughout Florida, primarily in Miami-Dade, Broward and Palm Beach Counties. We originate Community Reinvestment Act ("CRA") residential loans through our branch banking network and handle other types of residential real estate loans through a referral program with an unaffiliated lender which provides us with fee-based income for our referrals to that lender. We originate both fixed rate and adjustable rate loans with amortization periods of up to 30 years.

   The majority of our residential real estate loan portfolio is comprised of wholesale residential loans that we have purchased in the secondary market. These purchased loans are originated throughout the United States and are both conforming and non-conforming single family dwelling real estate loans. None of the loans that we purchase are securitized. As of March 31, 2001, we had $1.3 billion of wholesale residential real estate loans in our loan portfolio, which constituted approximately 46% of our total loan portfolio.

   Securities Available for Sale. Securities available for sale consist of mortgage-backed securities, treasury notes and real estate mortgage investment conduits ("REMIC"). The mortgage-backed securities and REMICs as of March 31, 2001 consisted of approximately $576 million of fixed rate securities and approximately $272 million of adjustable rate securities. Our securities portfolio serves as a source of liquidity while providing a means to moderate interest rate changes. The decision to purchase and sell securities is based upon a current assessment of the economy, the interest rate environment and our liquidity requirements. The total value of our securities available for sale as of March 31, 2001 was approximately $986 million.

   Investment Securities Held to Maturity and Tax Certificates. Tax certificates are evidence of tax obligations that are sold through auctions or bulk sales by various state taxing authorities on an annual basis. The tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. Interest accrues at the rate established at the auction or by statute. The minimum repayment, in order to satisfy the lien, is the certificate amount plus the interest accrued through the redemption date and applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void. Our experience with this type of investment has been favorable as rates earned are generally higher than many alternative investments and substantial repayments generally occur over a two year period. Other than in Florida and Georgia, there is no significant concentration of tax certificate holdings in any one taxing authority.

   Investment securities held to maturity consist of adjustable rate mortgage-backed securities issued by government agencies. These securities have minimal credit and interest rate risk due to the government agency guarantee of the principal balance and periodic interest rate adjustments.

   The following table summarizes net interest income before capitalized interest expense:

                                    For the Quarter Ended March 31,
                         ------------------------------------------------------------
                                    2000                           2001
                         -----------------------------  -----------------------------
                          Average   Revenue/    Yield/   Average   Revenue/    Yield/
                          Balance   Expense      Rate    Balance   Expense      Rate
                         ---------- --------    ------  ---------- --------    ------
                                  (In thousands, except percent data)
                                              (unaudited)
Interest earning assets
 Loans:(1)
  Residential real
   estate............... $1,455,509 $26,203      7.20%  $1,338,029 $25,072      7.50%
  Commercial real
   estate...............    738,656  16,818      9.11    1,010,573  23,536      9.32
  Consumer..............    232,682   5,789      9.95      212,398   4,919      9.26
  International.........     49,291     970      7.87       59,065   1,155      7.82
  Lease financing.......     45,521   1,714     15.06       77,181   2,650     13.73
  Commercial business...    207,045   4,628      8.94      169,412   3,839      9.06
  Small business........    110,961   3,002     10.82       97,677   2,680     10.97
                         ---------- -------     -----   ---------- -------     -----
 Total loans............  2,839,665  59,124      8.33    2,964,335  63,851      8.62
                         ---------- -------     -----   ---------- -------     -----
 Securities available
  for sale(2)...........    893,012  13,639      6.11      880,928  13,365      6.07
                         ---------- -------     -----   ---------- -------     -----
 Investment
  securities(3).........    174,472   4,044      9.27      477,331   9,033      7.57
 Federal funds sold.....      1,646      23      5.59          194       3      6.19
                         ---------- -------     -----   ---------- -------     -----
 Total investment
  securities............    176,118   4,067      9.24      477,525   9,036      7.57
                         ---------- -------     -----   ---------- -------     -----
Total interest earning
 assets.................  3,908,795 $76,830(4)   7.86%   4,322,788 $86,252(4)   7.98%
                         ---------- -------     -----   ---------- -------     -----
Non-interest earning
 assets
 Total non-interest
  earning assets........    344,107                        345,295
                         ----------                     ----------
Total assets............ $4,252,902                     $4,668,083
                         ==========                     ==========
Interest bearing
 liabilities
 Deposits:
  Savings............... $  108,506 $   357      1.32%  $  107,141 $   493      1.87%
  NOW, money funds and
   checking.............    615,415   5,059      3.31      726,581   6,495      3.63
  Certificate accounts..  1,105,545  14,422      5.25    1,184,248  17,456      5.98
                         ---------- -------     -----   ---------- -------     -----
 Total interest bearing
  deposits..............  1,829,466  19,838      4.36    2,017,970  24,444      4.91
                         ---------- -------     -----   ---------- -------     -----
 Securities sold under
  agreements to
  repurchase and federal
  funds purchased.......    477,475   6,582      5.54      687,722   9,632      5.68
 Advances from FHLB.....  1,082,352  15,848      5.89    1,033,135  14,701      5.77
 Subordinated debentures
  and notes payable.....    206,372   4,790      9.34      219,384   5,576     10.31
 Guaranteed preferred
  beneficial interest in
  Company's Junior
  Subordinated
  Debentures............     74,750   1,799      9.68       74,750   1,799      9.76
                         ---------- -------     -----   ---------- -------     -----
Total interest bearing
 liabilities............  3,670,415  48,857(5)   5.35    4,032,961  56,152(5)   5.65
                         ---------- -------     -----   ---------- -------     -----
Non-interest bearing
 liabilities
 Demand deposit and
  escrow accounts.......    249,126                        257,980
 Other liabilities......     67,008                        120,419
                         ----------                     ----------
Total non-interest
 bearing liabilities....    316,134                        378,399
                         ----------                     ----------
Stockholders' equity....    266,353                        256,723
                         ----------                     ----------
Total liabilities and
 stockholders' equity... $4,252,902                     $4,668,083
                         ==========                     ==========

                                        For the Quarter Ended March 31,
                                -----------------------------------------------
                                         2000                    2001
                                ----------------------- -----------------------
                                Average Revenue/ Yield/ Average Revenue/ Yield/
                                Balance Expense   Rate  Balance Expense   Rate
                                ------- -------- ------ ------- -------- ------
                                      (In thousands, except percent data)
                                                  (unaudited)
Net interest income/net
 interest spread...............         $27,973   2.51%         $30,100   2.33%
                                        =======   ====          =======   ====
Margin
 Interest income/interest
  earning assets...............                   7.86%                   7.98%
 Interest expense/interest
  earning assets...............                   5.03                    5.27
                                                  ----                    ----
 Net interest margin...........                   2.83%                   2.71%
                                                  ====                    ====
 Net interest margin excluding
  Levitt notes payable.........                   2.91%                   2.83%
                                                  ====                    ====

                                                For the Year Ended December 31,(7)
                         -------------------------------------------------------------------------------------------
                                    1998                           1999                           2000
                         -----------------------------  -----------------------------  -----------------------------
                          Average   Revenue/    Yield/   Average   Revenue/    Yield/   Average   Revenue/    Yield/
                          Balance   Expense      Rate    Balance   Expense      Rate    Balance   Expense      Rate
                          -------   --------    ------   -------   --------    ------   -------   --------    ------
                                               (In thousands, except percent data)
Interest earning assets
 Loans:(1)
  Residential real
   estate............... $1,474,988 $105,927     7.18%  $1,360,310 $ 96,381     7.09%  $1,372,034 $100,178     7.30%
  Commercial real
   estate...............    540,465   51,340     9.50      676,944   63,139     9.33      861,483   82,475     9.57
  Consumer..............    325,736   31,678     9.73      273,448   26,321     9.63      226,515   21,809     9.63
  International.........     39,258    2,577     6.57       33,777    2,556     7.57       51,860    4,145     7.99
  Lease financing.......     14,299    2,365    16.54       33,220    5,228    15.74       57,649    8,260    14.33
  Commercial business...     85,786    7,206     8.40      169,440   13,586     8.02      193,067   18,053     9.35
  Small business........     76,529    8,063    10.54      120,655   12,494    10.36      102,748   11,461    11.15
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
 Total loans............  2,557,061  209,156     8.18    2,667,794  219,705     8.24    2,865,356  246,381     8.60
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
 Securities available
  for sale(2)...........    583,753   34,924     5.98      865,837   52,306     6.04      829,608   50,799     6.12
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
 Investment
  securities(3).........    102,726    9,909     9.65      124,075   12,160     9.80      341,678   28,921     8.46
 Federal funds sold.....      2,688      149     5.54        1,302       64     4.92          629       40     6.36
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
 Total investment
  securities............    105,414   10,058     9.54      125,377   12,224     9.75      342,307   28,961     8.46
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
Total interest earning
 assets.................  3,246,228 $254,138     7.83%   3,659,008 $284,235(4)  7.77%   4,037,271 $326,141(4)  8.08%
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
Non-interest earning
 assets
 Total non-interest
  earning assets........    339,241                        356,826                        356,107
                         ----------                     ----------                     ----------
Total assets............ $3,585,469                     $4,015,834                     $4,393,378
                         ==========                     ==========                     ==========
Interest bearing
 liabilities
 Deposits:
  Savings(6)............ $  234,198 $  7,018     3.00%  $  122,590 $  1,833     1.50%  $   99,545 $  1,268     1.27%
  NOW, money funds and
   checking(6)..........    551,344   14,038     2.55      608,203   16,427     2.70      692,680   26,156     3.78
  Certificate accounts..    845,918   45,658     5.40    1,157,414   58,615     5.06    1,119,319   64,299     5.74
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
 Total interest bearing
  deposits..............  1,631,460   66,714     4.09    1,888,207   76,875     4.07    1,911,544   91,723     4.80
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
 Securities sold under
  agreements to
  repurchase and federal
  funds purchased.......    270,277   13,767     5.09      383,231   18,329     4.78      563,178   34,617     6.15
 Advances from FHLB.....    901,324   52,763     5.85      938,146   54,242     5.78    1,031,255   61,331     5.95
 Subordinated debentures
  and notes payable.....    178,209   12,446     6.98      181,188   12,718     7.02      221,242   21,631     9.78
 Guaranteed preferred
  beneficial interest in
  Company's Junior
  Subordinated
  Debentures............     74,750    7,197     9.63       74,750    7,197     9.63       74,750    7,197     9.63
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----
Total interest bearing
 liabilities............  3,056,020  152,887(5)  5.00    3,465,522  169,361(5)  4.89    3,801,969  216,499(5)  5.69
                         ---------- --------    -----   ---------- --------    -----   ---------- --------    -----

                                                For the Year Ended December 31,(7)
                         --------------------------------------------------------------------------------
                                    1998                       1999                       2000
                         -------------------------- -------------------------- --------------------------
                          Average   Revenue/ Yield/  Average   Revenue/ Yield/  Average   Revenue/ Yield/
                          Balance   Expense   Rate   Balance   Expense   Rate   Balance   Expense   Rate
                          -------   -------- ------  -------   -------- ------  -------   -------- ------
                                               (In thousands, except percent data)
Non-interest bearing
 liabilities
 Demand deposit and
  escrow accounts.......    233,099                    232,980                    253,456
 Other liabilities......     64,143                     70,762                     82,732
Total non-interest
 bearing liabilities....    297,242                    303,742                    336,188
                         ----------                 ----------                 ----------
Stockholders' equity....    232,207                    246,570                    255,221
                         ----------                 ----------                 ----------
Total liabilities and
 stockholders' equity... $3,585,469                 $4,015,834                 $4,393,378
                         ==========                 ==========                 ==========
Net interest income/net
 interest spread........            $101,251  2.83%            $114,874  2.88%            $109,642  2.39%
                                    ========  ====             ========  ====             ========  ====
Margin
 Interest
  income/interest
  earning assets........                      7.83%                      7.77%                      8.08%
 Interest
  expense/interest
  earning assets........                      4.71                       4.63                       5.36
 Net interest margin....                      3.12%                      3.14%                      2.72%
                                              ====                       ====                       ====
 Net interest margin
  excluding Levitt notes
  payable...............                      3.12%                      3.16%                      2.86%
                                              ====                       ====                       ====

--------
(1) Includes non-accruing loans.
(2) Average balances were based on amortized cost.
(3) Includes securities purchased under agreements to resell, tax certificates, mortgage-backed securities held to maturity, interest-bearing deposits and trading securities.
(4) Excludes Core Communities' utility receivable interest income accretion of $1.7 million for December 31, 1999 and 2000 and $394,000 and $0 during the three months ended March 31, 2000 and 2001.
(5) Does not reflect reduction due to capitalized interest on real estate investments.
(6) During 1998, the Company restructured its transaction accounts whereby savings accounts were transferred to NOW accounts.
(7) Applicable amounts and rates have been adjusted for discontinued operations.

 Underwriting and Credit Management

   We have a centralized underwriting area that establishes policies and procedures for all of our banking segments and their related credit products. We are exposed to the risk that borrowers or counter-parties may default on their obligations to us. Credit risk arises through the extension of loans and leases, investments in certain securities, letters of credit, financial guarantees and through counter-party exposure on trading and capital markets transactions. In an attempt to manage this risk, we establish policies and procedures to manage both on and off-balance sheet credit risk and we monitor the application of these policies and procedures throughout the Company.

   Our Chief Credit Officer works with lending officers and various other line personnel who conduct activities involving credit risk and is involved in the implementation, refinement and monitoring of credit policies and procedures.

   We attempt to manage credit exposure to individual borrowers and counter-parties on an aggregate basis including loans and leases, securities, letters of credit, banker's acceptances, derivatives and unfunded commitments. In addition, the creditworthiness of individual borrowers or counter-parties is analyzed by credit personnel, and limits are established for the total credit exposure to any one borrower or counter-party. Credit limits are subject to varying levels of approval by senior line and credit risk management up to and including our executive officers.

   For products in the commercial banking business, we evaluate a borrower's ability to make principal and interest payments and the value of the collateral securing the underlying loans. Independent appraisers generally perform on-site inspections and valuations of the collateral for commercial real estate loans. Commercial real estate and commercial and syndicated business loans of $1.0 million to $5.0 million require Officer Loan Committee approval and Major Loan Committee ratification. Commercial loans over $5.0 million require the approval of our Major Loan Committee. The Major Loan Committee consists of: the Chief Executive Officer, the Vice Chairman, the Chief Credit Officer, the Executive Vice President of Commercial Lending, and certain other officers of BankAtlantic.

   While a strategic decision has been made to phase out lending to correspondent financial institutions in Latin America based on currently available margins, international loan underwriting procedures evaluate the value of the collateral, assess the country risk and the credit quality of the borrower. International loans to correspondent banks must be approved by the International Loan Committee ("ILC"). The ILC includes the Chief Credit Officer, certain Executive Vice Presidents, and the Manager of International Lending. The Country Risk Committee ("CRC") also monitors the international loans. The CRC members include the ILC members and an independent economist. The CRC meets quarterly to review each country and establish guidelines by country, including amount of exposure, acceptable types of transactions and duration and will continue to meet until such time as the outstanding international interbank advances and loans become insignificant.

   For consumer and small business lending, credit scoring systems are utilized to assess the relative risks of new underwritings and provide standards for extensions of credit for loans up to a certain value but other evaluations are utilized also. Consumer and small business portfolio credit risk is monitored primarily using statistical models and regular reviews of actual payment experience to predict portfolio behavior. Consumer loans for $250,000 or more also require the approval of our Major Loan Committee. The Chief Credit Officer must approve all small business loans at or above $750,000 but less than $1.0 million. Loans in excess of $1.0 million are underwritten and approved by our commercial credit department and must also receive the approval of our Major Loan Committee.

   We purchase residential loans in the secondary markets. These loans are secured by property located throughout the United States. For residential loan purchases, we review the seller's underwriting policies and subject certain of the individual loans to an additional credit review. These loans are typically purchased in bulk and are generally non-conforming loans due to the size and characteristics of the individual loans. We set guidelines for loan purchases relating to loan amount, type of property, state of residence, loan-to-value ratios, borrower's sources of funds, appraisal, and loan documentation. We also originate residential loans, primarily CRA loans. The underwriting of these loans generally follows government agency guidelines with independent appraisers generally performing on-site inspections and valuations of the collateral.

   Residential loans for over $500,000 require approval by the Officer Loan Committee and ratification by the Major Loan Committee. Purchased residential loans in pools greater than $50 million require Investment Committee approval.

   An independent credit review group conducts ongoing reviews of credit activities and portfolios, reexamining on a regular basis risk assessments for credit exposure and overall compliance with policy.

   Our primary credit exposure is focused in our loan and lease portfolio, which totaled approximately $2.9 billion as of March 31, 2001.

   Loans and leases receivable composition at the dates indicated was:

                                                                                        For the Quarter
                                     For the Year Ended December 31,                    Ended March 31,
                         ------------------------------------------------------------  ------------------
                                1998                 1999                 2000                2001
                         -------------------  -------------------  ------------------  ------------------
                           Amount    Percent    Amount    Percent    Amount   Percent    Amount   Percent
                         ----------  -------  ----------  -------  ---------- -------  ---------- -------
                                               (In thousands, except percent data)        (unaudited)
Loans receivable:
Real estate loans:
 Residential real
  estate................ $1,336,587   50.90%  $1,188,092   44.39%  $1,316,062  46.14%  $1,375,246  47.20%
 Construction and
  development...........    439,418   16.74      634,382   23.71      937,881  32.88      922,074  31.65
 Commercial real
  estate................    341,738   13.02      312,014   11.66      369,282  12.95      395,168  13.56
 Small business--
  real estate...........     20,275    0.77       22,241    0.83       28,285   0.99       31,756   1.09
Other loans:
 Second mortgage--
  direct................     60,403    2.30       85,936    3.21      124,859   4.38      130,704   4.49
 Second mortgage--
  indirect..............      8,032    0.31        5,325    0.20        4,020   0.14        3,526   0.12
 Commercial business....     91,591    3.49      188,040    7.03       86,194   3.02       80,021   2.75
 Small business--
  non-mortgage..........     98,543    3.75       93,442    3.49       69,325   2.43       64,632   2.22
 Lease finance..........     25,055    0.95       43,436    1.62       75,918   2.66       76,448   2.62
 Due from foreign
  banks.................     27,293    1.04       51,894    1.94       64,207   2.25       56,463   1.94
 Consumer--other
  direct................     40,930    1.56       35,508    1.33       33,036   1.16       34,151   1.17
 Consumer--other
  indirect..............    212,571    8.10      120,184    4.49       58,455   2.05       47,424   1.63
Loans held for sale:
 Residential real
  estate................    168,881    6.43      220,236    8.23          --     --         1,607   0.06
 Commercial non-mortgage
  syndication loans.....        --      --           --      --        80,016   2.80       75,805   2.60
                         ----------  ------   ----------  ------   ---------- ------   ---------- ------
   Total................  2,871,317  109.36    3,000,730  112.13    3,247,540 113.85    3,295,025 113.10
                         ----------  ------   ----------  ------   ---------- ------   ---------- ------
Adjustments:
 Undisbursed portion of
  loans in process......    218,937    8.34      286,608   10.71      344,390  12.07      331,948  11.40
 Unearned discounts
  (premiums)............    (11,277)  (0.43)      (6,420)  (0.24)       3,675   0.13        2,463   0.08
 Allowance for loan
  losses................     37,950    1.45       44,450    1.66       47,000   1.65       47,128   1.62
                         ----------  ------   ----------  ------   ---------- ------   ---------- ------
   Total loans
    receivable, net..... $2,625,707  100.00%  $2,676,092  100.00%  $2,852,475 100.00%  $2,913,486 100.00%
                         ==========  ======   ==========  ======   ========== ======   ========== ======
Banker's acceptances.... $    9,662  100.00%  $   13,616  100.00%  $    1,329 100.00%  $    1,633 100.00%
                         ==========  ======   ==========  ======   ========== ======   ========== ======

 Interest Expense and Overhead Allocations to Bank Operation Segments

   Interest expense and overhead for the segments represents interest expense and certain revenue and expense items which are allocated to each such segment by its pro-rata average assets. Items included in interest expense and overhead include interest expense on deposits, FHLB advances, securities sold under agreements to repurchase and short term borrowings along with back office and corporate headquarter operating expenses, net of deposit account fee income.

   Deposits. Our deposits include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts, IRA and Keogh retirement accounts, brokered certificates of deposit and public funds. We solicit deposits in our market areas through advertising and relationship banking activities primarily conducted through our sales force and branch network. During December 1999, we began offering Internet banking products which provides another channel for us to offer our deposit products. Most of our depositors are residents of Florida at least part of the year. We have several relationships, including one with Ryan, Beck, for the placement of brokered certificates of deposit. These relationships are considered an alternative source of funding.

   Federal Home Loan Bank ("FHLB") Advances. We are a member of the FHLB and can apply for secured advances from the FHLB of Atlanta. Our advances are collateralized by a security lien against our residential loans and securities. In addition, we must maintain certain levels of FHLB stock for outstanding advances. We primarily use FHLB advances, or borrowings, to fund our purchased residential loan portfolio.

   Securities Sold Under Agreements To Repurchase And Other Short Term Borrowings. Short-term borrowings consist of securities sold under agreements to repurchase, federal funds borrowings and borrowings from the Federal Reserve Bank of Atlanta. Securities sold under agreements to repurchase is a transaction whereby we sell a portion of our current investment portfolio (usually mortgage-backed securities and REMIC's) at a negotiated rate and agree to repurchase the same assets on a specified date. We issue repurchase agreements to institutions and to our customers. These transactions are collateralized by our investment portfolio. Customer repurchase agreements are not insured by the FDIC. Federal funds borrowings are established unsecured facilities with various federally insured banking institutions to purchase federal funds. We use these facilities on an overnight basis to assist in managing our cash flow requirements. These federal fund lines are subject to periodic review and may be terminated at any time by the issuer institution. We established a facility with the Federal Reserve Bank of Atlanta for secured advances. These advances are collateralized by a security lien against residential mortgage loans.

 Levitt Corporation

   Levitt Corporation, a Florida corporation headquartered in Fort Lauderdale, Florida, is our real estate construction and development segment. Levitt Corporation, through its wholly-owned subsidiary Levitt and Sons, a Maryland corporation headquartered in Boca Raton, Florida, is a developer of planned communities for the growing active adult market and its current home development projects are located in Florida. Levitt Corporation also engages in real estate activities through its subsidiary, Core Communities, a Delaware corporation headquartered in Port St. Lucie, Florida. Core Communities owns the unsold land and other entitlements of the master planned community commonly known as St. Lucie West and recently acquired an approximately 2,100 acre undeveloped parcel of land in the Port St. Lucie area which is in the permitting stage of development. Levitt Corporation also holds investments in real estate joint venture development projects in South Florida. Because the majority of Levitt Corporation's assets and activities are located in South Florida, changes in the economic conditions of the South Florida area could have an adverse impact on its operations.

   Levitt Corporation's construction activity is summarized as follows:

                                            As of and for the As of and for the
                                               Year Ended       Three Months
                                              December 31,     Ended March 31,
                                            ----------------- -----------------
                                              1999     2000     2000     2001
                                            -------- -------- -------- --------
Levitt and Sons*
Pre-sold backlog...........................      330      703      619      905
Homes delivered and titled.................      599      620      115      167
Lot inventory (owned or optioned)..........    3,355    2,613    3,025    2,349
Average sale price of homes................ $183,000 $201,000 $188,000 $196,000
Core Communities
Inventory in acres.........................    1,211    1,066    1,202    1,018
Inventory sold in acres....................      312      145        9       48

--------
(*) Levitt and Sons' 1999 results of operations are not reflected in the Company's 1999 Income Statement.

   Levitt Corporation and its subsidiaries had outstanding indebtedness of approximately $49 million as of March 31, 2001, which was collateralized by Levitt Corporation's assets. See note 10 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000 for further details regarding this indebtedness. Pursuant to the terms of the outstanding indebtedness, Levitt Corporation is subject to restrictions on the payment of dividends to BankAtlantic.

 Ryan, Beck

   Ryan, Beck & Co., LLC, a New Jersey limited liability company headquartered in Livingston, New Jersey is our brokerage and investment banking segment. Ryan, Beck is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. Ryan, Beck offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. Ryan, Beck also provides investment and wealth management advisory services, capital-raising and related advisory services, and mergers and acquisitions consultation.

   A registered broker-dealer with the SEC, Ryan, Beck offers a general securities business with extensive investment and research products for retail and institutional clients. The firm operates on a fully-disclosed basis with its clearing firm, the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation. Clients consist primarily of:

  . High net worth individuals (located primarily in New Jersey, other Mid-Atlantic and Northeastern states and Florida);

  . Financial institutions (located primarily in New York, New Jersey, Pennsylvania and Florida);

  . Institutional clients (including mutual funds, pension funds, trust companies, insurance companies, LBO funds, private equity sponsors, merchant banks and other long-term investors); and

  .  To a lesser extent, insurance companies and specialty finance companies.

   Ryan, Beck's money management subsidiary, Cumberland Advisors, Inc., was acquired in 1998 and supervises approximately $500 million in assets for individuals, institutions, retirement plans, governmental entities and cash management portfolios.

   In 1999, Ryan, Beck began offering variable and fixed rate annuities and mutual fund shares to BankAtlantic customers through BankAtlantic's branch network. Also in 1999, Ryan, Beck hired a group of investment bankers to focus on non-financial institutions business, expanding into emerging growth and middle market companies. Ryan, Beck acquired Southeast Research Partners, a Florida-based research and institutional brokerage company in 1999.

   The majority of Ryan, Beck's assets are trading securities. Trading securities are associated with trading activities conducted both as principal and as agent on behalf of individual and institutional investor clients of Ryan, Beck. Trading transactions as principal involve making markets in securities held in inventory to facilitate sales to and purchases from customers.

 Parent Company

   Our Parent Company segment operations include the costs of acquisitions, financing of acquisitions, contributions of capital to subsidiaries and managing equity investments. We obtain our funds from dividends from the Bank and from issuances of equity securities, subordinated debentures, convertible subordinated debentures and subordinated investment notes as well as borrowings from unrelated financial institutions. These funds are used for loans and additional investments in BankAtlantic and Ryan, Beck, repurchases of debt and equity securities, as well as the purchase of equity investments.

                                   MANAGEMENT

   Our Board of Directors is divided into three classes with the members of each class serving three-year terms expiring at the third annual meeting of the shareholders after their elections, upon the election and qualification of their successors. The table below sets forth the names and ages of our directors and executive officers as well as the positions and offices held by them. A summary of the background and experience of each of these individuals follows the table.

                                                                          Term as
                                                                          Director
Name                      Age                  Position                   Expires
----                      ---                  --------                   --------
Alan B. Levan...........   56 Chairman of the Board, Chief Executive        2002
                              Officer and  President of the Company and
                              BankAtlantic

John E. Abdo............   57 Vice Chairman of the Company and              2003
                              BankAtlantic,  President and Chief
                              Executive Officer of Levitt  Corporation

Steven M. Coldren.......   53 Director                                      2004

Mary E. Ginestra........   76 Director                                      2004

Jarett S. Levan.........   27 Director, Corporate Secretary and President   2004
                              of  BankAtlantic.com, a division of
                              BankAtlantic

Dale H. Renner..........   45 Director                                      2003

Bruno L. DiGiulian......   67 Director                                      2002

Ben A. Plotkin..........   45 Director, Chairman and Chief Executive        2002
                              Officer of  Ryan, Beck & Co., LLC

Charlie C. Winningham,
 II.....................   68 Director                                      2003

Lloyd DeVaux............   49 Executive Vice President and Chief
                              Information  Officer

Jay R. Fuchs............   46 Executive Vice President, Community Banking
                               Division of BankAtlantic

Jay C. McClung..........   53 Executive Vice President and Chief Credit
                              Officer of  BankAtlantic

Lewis F. Sarrica........   57 Executive Vice President and Chief
                              Investment  Officer of BankAtlantic

Marcia K. Snyder........   46 Executive Vice President, Corporate Lending
                               Division of BankAtlantic

Andrea J. Weiner-Allen..   44 Executive Vice President, Operations and
                               Technology of BankAtlantic

James A. White..........   57 Executive Vice President and Chief
                              Financial  Officer of the Company and
                              BankAtlantic

   All officers serve until they resign or are replaced or removed by the Board of Directors.

Biographical Information

   Alan B. Levan has been the Company's Chairman of the Board, Chief Executive Officer and President since its inception. He has been a Director of BankAtlantic since 1984 and was elected Chairman of the Board, Chief Executive Officer and President of BankAtlantic in April 1987. Mr. Levan also served as Chairman of the Board and Chief Executive Officer of BFC Financial Corporation or its predecessor since 1972.

   John E. Abdo has been the Company's Vice Chairman of the Board since its inception. He has been a Director of BankAtlantic since 1984 and is the President and Chief Executive Officer of Levitt Corporation, a wholly-owned subsidiary of BankAtlantic. Mr. Abdo is also a director and Vice Chairman of the Board of BFC Financial Corporation. Mr. Abdo is President and Chief Executive Officer of The Abdo Companies and serves as a director on the Boards of Benihana National Corporation and Coconut Code, Inc.

   Steven M. Coldren was elected as Director in 1986. Mr. Coldren is Chairman and President of Business Information Systems, Inc., a distributor of dictation, word processing and computer equipment. Mr. Coldren is also Chairman of Medical Information Systems, Corp., a distributor of hospital computer systems.

   Mary E. Ginestra was elected as a Director in 1980. Ms. Ginestra is a private investor.

   Jarett S. Levan was elected as a Director in 1999. Mr. Jarett S. Levan has served as the Company's and BankAtlantic's Corporate Secretary since January 1999, and has served as President of BankAtlantic.com, the internet banking division of BankAtlantic, since 1999. Mr. Jarett S. Levan joined BankAtlantic in January 1998 and became Vice President--Legal Department in September 1998 and Manager--Corporate Communications in November 1998. Prior to joining the Company and BankAtlantic, Mr. Jarett S. Levan worked on a part-time basis in various departments of BankAtlantic from 1990 to 1997. Mr. Jarett S. Levan is the son of Mr. Alan B. Levan, Chairman, Chief Executive Officer and President of the Company and BankAtlantic.

   Dale H. Renner was elected as a Director in 2001. Since April 2000, Mr. Renner has been Chief Executive Officer and President of Seisint (formerly eData.com, Inc.), a company which stores, manipulates and retrieves electronic data. Prior to joining Seisint, Mr. Renner was a Partner at Accenture (formerly Andersen Consulting) and had been in that position for approximately 20 years.

   Bruno L. DiGiulian was elected as a Director in 1985. Mr. DiGiulian is Of Counsel at the law firm Ruden McCloskey Smith Schuster & Russell, P.A.

   Ben A. Plotkin was elected as a Director in 1998. Mr. Plotkin is Chairman and Chief Executive Officer of Ryan, Beck & Co., LLC and has served in these positions since January 1997. Previously, Mr. Plotkin was Senior Executive Vice President of Ryan, Beck from January 1996 to January 1997, and was Executive Vice President of Ryan, Beck from December 1990 until January 1996.

   Charles C. Winningham, II was elected as a Director in 1976. Mr. Winningham is President of C.C. Winningham Corporation, a land surveying firm.

   Lloyd DeVaux joined BankAtlantic as Executive Vice President and Chief Information Officer in June 2001. Prior to joining the Company, he was Senior Executive Vice President and Chief Information Officer of Union Planters Corporation.

   Jay R. Fuchs joined BankAtlantic as Executive Vice President and Chief Community Banking Officer in May 2000. Before joining BankAtlantic Mr. Fuchs held various executive positions with American Bankers Insurance Group, including President of American Bankers Insurance Company from 1995 to 1999.

   Jay C. McClung joined BankAtlantic as Executive Vice President and Chief Credit Officer in February 2000. Before joining BankAtlantic, Mr. McClung was the Executive Vice President and Chief Credit Officer at Synovus Financial Corporation from 1995 through 2000. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation.

   Lewis F. Sarrica joined BankAtlantic in April 1986 and became Executive Vice President and Chief Investment Officer in December 1986.

   Marcia K. Snyder joined BankAtlantic in November 1987 and became Executive Vice President, Commercial Lending Division in August 1989.

   Andrea J. Weiner-Allen joined BankAtlantic in May 1989 and became Executive Vice President, Operations and Information Services Division in December 1996. From January 1999 through April 2000, Ms. Weiner-Allen also served as Executive Vice President of Community Banking. In May 2000, Ms. Weiner-Allen became Executive Vice President, Operations and Technology.

   James A. White joined the Company and BankAtlantic as Executive Vice President and Chief Financial Officer in January 2000. Prior to joining BankAtlantic, Mr. White was Executive Vice President and Chief Financial Officer of BOK Financial Corporation. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa, and as Assistant Treasurer of NCNB Corporation.

                          DESCRIPTION OF CAPITAL STOCK

   The following summary describes the material terms of our common stock. For the complete terms of our common stock you should read the more detailed provisions of our Articles of Incorporation and Bylaws.

   Our authorized capital stock consists of 80,000,000 shares of Class A Common Stock, par value $.01 per share, 45,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of March 31, 2001, we had 31,742,882 shares of Class A Common Stock and 4,876,124 shares of Class B Common Stock issued and outstanding and no shares of preferred stock were outstanding.

 Voting Rights

   Except as provided by law or as specifically provided in our Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock vote as a single group. Each share of Class A Common Stock is entitled to one vote and the Class A Common Stock represents in the aggregate 53% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the Class A Common Stock and Class B Common Stock. The fixed voting percentages will be eliminated, and shares of Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 2,438,062 shares of Class B Common Stock (which amount is 50% of the number of shares it now holds).

   Under Florida law, holders of Class A Common Stock are entitled to vote as a separate voting group and would therefore have an effective veto power on amendments to our Articles of Incorporation which would have any of the following effects:

  .  increase or decrease the authorized number of shares of Class A Common
     Stock;

  . effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

  . effect an exchange or reclassification, or create a right of exchange, of all or part of all of the shares of another class into shares of Class A Common Stock;

  . change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

  . change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

  . create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock; or

  . increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock.

   Under Florida Law, holders of Class B Common Stock are entitled to vote as a separate voting group and would therefore have effective veto power on amendments to our Articles of Incorporation which would effect the rights of the Class B Common Stock in the substantially same manner as described above.

   Holders of Class A Common Stock and Class B Common Stock each are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.

   In addition to the rights afforded to our shareholders under Florida law, our Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

  . the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock,

  . the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to us), or

  . any amendments of the capital stock provisions of our Articles of Incorporation.

 Convertibility of Class B Common Stock into Class A Common Stock; Ownership Restrictions on Class B Common Stock

   Holders of Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis. Only BFC or its affiliates may hold Class B Common Stock and accordingly sales of Class B Common Stock to unaffiliated parties would result in the conversion of the shares to Class A Common Stock. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Class B Common Stock held by BFC into shares of Class A Common Stock.

 Dividends and Other Distributions; Liquidation Rights

   Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of the Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

   Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.

                                 UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc., Stephens Inc. and Ryan, Beck & Co., LLC are acting as representatives, have severally agreed to purchase from us and we have agreed to sell to each of the underwriters, the number of shares of Class A Common Stock set forth opposite their respective names.

      Underwriters                                              Number of Shares
      ------------                                              ----------------
    Friedman, Billings, Ramsey & Co., Inc......................    2,225,000
    Stephens Inc...............................................    1,775,000
    Ryan, Beck & Co., LLC......................................      500,000
                                                                   ---------
     Total.....................................................    4,500,000
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.28 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may be changed.

   We have granted to the underwriters an option, exercisable by the representatives for 30 days after the date of this prospectus, to purchase up to an additional 675,000 shares of Class A Common Stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the representatives exercise such option, each of the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by each of them as shown in the table above, bears to the 4,500,000 shares of Class A Common Stock offered hereby.

   Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "BBX."

   The following table summarizes the per share and total underwriting discounts and commissions we will pay to underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 675,000 additional shares.

                                                          Paid by the Company
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
    Per share......................................... $     0.47   $     0.47
    Total............................................. $2,103,750   $2,419,313

   The expenses associated with the offer and sale of our Class A Common Stock, excluding the underwriters' discount and commissions, are estimated to be approximately $500,000 and, subject to certain limitations, will be paid by us.

   In connection with the offering, we and our executive officers and directors have agreed that, during a period of 135 days from the date of this prospectus, they will not, subject to certain exceptions, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, issue, sell, or offer to sell, contract to sell, solicit or offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership (or make any announcement with respect to any of the foregoing) any shares of common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for common stock or evidencing any right to purchase or subscribe for shares of common stock.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   Until the distribution of the Class A Common Stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to and may over-allot, or engage in syndicate transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of Class A Common Stock in the open market to reduce the underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   Ryan, Beck is a member of the NASD and is an affiliate of ours for purposes of the Conduct Rules of the NASD. Ryan, Beck is acting as an underwriter in connection with the offering of any securities under the registration statement of which this prospectus is a part, and accordingly such offering will be conducted in accordance with the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

   From time to time, Friedman, Billings, Ramsey & Co., Inc. and Ryan, Beck have provided, and continue to provide, investment banking services to us for which they have received customary fees and commissions. Ryan, Beck is a wholly-owned subsidiary of the Company.

                                 LEGAL MATTERS

   The validity of the Class A Common Stock will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Alston & Bird LLP, Washington, D.C.

                                    EXPERTS

   The consolidated financial statements of BankAtlantic Bancorp, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated by reference herein and elsewhere in the registration statement have been audited and reported upon by KPMG LLP, independent certified public accountants. Certain financial information for the five years ended December 31, 2000, in the table under "Summary Selected Financial Data" included herein and in the registration statement has been derived from financial statements audited by KPMG LLP and has been reported upon by KPMG LLP. Such financial statements have been incorporated by reference herein and in the registration statement and the selected financial data has been included herein and in the registration statement in reliance upon the reports of KPMG LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC's internet site at http://www.sec.gov. Our Class A Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

   We have filed a registration statement on Form S-3 with the SEC covering the Class A Common Stock offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the Class A Common Stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

   The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

  . our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 30, 2001;

  . our Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the SEC on May 15, 2001;

  . our Current Report on Form 8-K, dated May 23, 2001, filed with the SEC on May 25, 2001;

  . a description of our Class A Common Stock, $0.01 par value per share, contained in our Registration Statement on Form 8-A, filed with the SEC on June 25, 1997; and

  . any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Class A Common Stock under this prospectus.

   You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                           Corporate Communications
                             BankAtlantic Bancorp
                          1750 East Sunrise Boulevard
                        Fort Lauderdale, Florida 33304
                                1-800-909-6467

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No person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized representations or information. This prospectus is an offer to sell only the common shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   1
SUMMARY SELECTED FINANCIAL DATA............................................   5
RISK FACTORS...............................................................   7
FORWARD LOOKING STATEMENTS.................................................  12
USE OF PROCEEDS............................................................  13
PRICE RANGE OF COMMON STOCK AND DIVIDENDS..................................  14
CAPITALIZATION.............................................................  15
BUSINESS...................................................................  16
MANAGEMENT.................................................................  27
DESCRIPTION OF CAPITAL STOCK...............................................  29
UNDERWRITING...............................................................  30
LEGAL MATTERS..............................................................  32
EXPERTS....................................................................  32
WHERE YOU CAN FIND MORE INFORMATION........................................  32


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                               4,500,000 Shares

                              [BANKATLANTIC LOGO]

                                    Class A
                                 Common Stock

                               ----------------
                                  PROSPECTUS
                               ----------------

                           Friedman Billings Ramsey

                                 Stephens Inc.

                               Ryan, Beck & Co.

                                 June 28, 2001

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